paysign

August 8, 2022

Daniel Spence
20 Leila Court
Mudgeeraba, QLD 4213
Australia

Via email and Registered Post

Mark Newcomer
Chairman of the Board
Paysign Inc.
2615 St. Rose Pkwy
Henderson, Nevada 89052
United States

Copied:
Joan Herman, Director
Dennis Triplett, Director
Quinn Williams, Director
Bruce Mina, Director
Robert Strobo, Secretary, GC, CLO

Dear Mr Newcomer,

This letter serves as the official notice of resignation from my position as Director on the Board of Paysign Inc., effective immediately.

I believe that stepping down will allow for the appointment of an employee to serve on the board with greater insight and purpose which will provide a more valuable service to the company and its shareholders.

Sincerely,

D. Spence

8/8/2022

Daniel Spence

Date